As filed with the Securities and Exchange Commission on October 2, 2009
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

REGISTRATION STATEMENT
UNDER SCHEDULE B OF
THE SECURITIES ACT OF 1933

NEW SOUTH WALES TREASURY CORPORATION
(ISSUER)
THE CROWN IN RIGHT OF NEW SOUTH WALES
(GUARANTOR)
(Names of Registrants)

Name and address of authorized agent in the United States
for the Issuer and the Guarantor
Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
Copy to:
Waldo D. Jones, Jr.
SULLIVAN & CROMWELL
Level 27, The Chifley Tower
2 Chifley Square
Sydney, New South Wales 2000
Australia
     The Debt Securities registered hereby are to be offered on a delayed or continuous basis pursuant to Releases Nos. 33-6240 and 33-6424 under the Securities Act of 1933.
CALCULATION OF REGISTRATION FEE

			Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to		Offering Price Per	Aggregate		Amount of
Securities Being Registered	be registered(1)		Unit(2)	Offering Price (2)		Registration Fee
Debt Securities	US$	1,000,000,000	100%	US$	1,000,000,000	US$	55,800.00
Guarantee of The Crown in Right of New South Wales		(3)	(3)		(3)		(3)

(1)	Or, if any Debt Securities are issued at an original issue discount or are denominated in a currency other than United States dollars, such different amount as shall result in proceeds of not more than US$1,000,000,000 to New South Wales Treasury Corporation. The Debt Securities are not being registered for the purpose of sales outside the United States.

(2)	Estimated solely for purpose of determining the registration fee.

(3)	No consideration will be received by The Crown in Right of New South Wales for the Guarantee.
     Approximate date of commencement of proposed sale to the public: From time to time after the Registration Statement becomes effective as described herein.
     The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CROSS REFERENCE SHEET
Cross reference sheet between Schedule B of the Securities Act of 1933 and the Prospectus.

Schedule B Item	Heading of Prospectus
1	Cover Page
2	Use of Proceeds
3	Supplementary Tables and Information*
4	Debt Record
5	Supplementary Tables and Information*
6	**
7	Authorized Agent in the United States
8	**
9	**
10	**
11	***
12	Validity of Securities and Guarantee
13	***
14	***

*	Contained in the annual report on Form 18-K of the Registrants for the fiscal year ended June 30, 2009, incorporated by reference into the Prospectus.

**	Information to be provided from time to time in Prospectus Supplements in connection with any offering of Debt Securities registered hereby.

***	Information included in Part II to this Registration Statement or as an Exhibit hereto or to be included in post-effective amendments hereto.

PROSPECTUS
Subject to Completion, dated October 2, 2009
US$1,000,000,000
New South Wales Treasury Corporation
Debt Securities
Guaranteed by
The Crown in Right of New South Wales
     We may from time to time offer our unsecured debt securities consisting of notes, bonds, debentures, inscribed stock or other evidences of indebtedness in the United States with an aggregate principal amount of up to US$1,000,000,000. The securities will be offered as separate issues in amounts, at prices and on terms to be determined at the time of sale and to be set forth in a prospectus supplement or prospectus supplements.
     The terms of the securities, including, where applicable, the specific designation, aggregate principal amount, currency of denomination and payment (which may include composite currencies such as the Euro), denominations, maturity, rate (which may be fixed or variable) and time of payment of interest, terms for redemption or exchange at our option or the holder, procedures relating to the transfer of ownership of the securities, terms for sinking fund payment or analogous provisions, the initial public offering price, the names of and the amounts to be purchased by any underwriters or agents, the compensation of any underwriters or agents, the other specific terms in connection with the offering and sale of each issue of the securities in respect of which this prospectus is being delivered and information relating to developments subsequent to the date of this prospectus, will be set forth in a prospectus supplement or prospectus supplements relating to the issue of securities.
     The securities may be sold directly by the Issuer in the United States at an aggregate initial offering price of not more than US$1,000,000,000 or, if applicable, the equivalent thereof in any other currency, currencies or currency units, through agents designated from time to time or to or through underwriters or dealers. Please see “Plan of Distribution” for a discussion regarding our distribution arrangements. If any of our agents or any underwriters are involved in the sale of any securities in respect of which this prospectus is being delivered, we will provide the names of the agents or underwriters and any applicable commissions or discounts in a prospectus supplement. The net proceeds we receive from the sale also will be set forth in a prospectus supplement.
     The securities may be issued only in registered form. In addition, all or a portion of the securities of a series may be issuable in global form.
     The distribution of this prospectus and the prospectus supplement and the offer and delivery of the securities is not permitted in, or to any residents of, the Commonwealth of Australia, other than in accordance with the applicable selling restrictions set out in a relevant prospectus supplement and/or pricing supplement.
     For a discussion of certain United States federal income tax consequences to holders of the securities, see “United States Federal Taxation”.
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.
The date of this prospectus is          , 2009.

     The delivery of this prospectus at any time does not imply that the information contained herein is correct as of any time after its date and the information contained in this prospectus is qualified in its entirety by the supplementary information contained in the applicable prospectus supplement relating to a particular issue of securities.

WHERE YOU CAN FIND MORE INFORMATION
     We file annual reports and other information with the Securities and Exchange Commission (“SEC”). You may read and copy any documents we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.
     The SEC allows us to “incorporate by reference” the documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information as well as the information included in this prospectus. We incorporate by reference the annual report on Form 18-K for the New South Wales Treasury Corporation (the “Issuer”) and The Crown in Right of New South Wales (the “Guarantor”) for the fiscal year ended June 30, 2009 and any future reports and amendments filed with the SEC under Sections 13(c) and 15(d) of the United States Securities Exchange Act of 1934. Our Form 18-K and amendments on Form 18-K/A contain or will contain, among other information, the Issuer’s most recently published annual report and financial statements and the Total State Sector accounts of the Guarantor, from time to time.
NEW SOUTH WALES TREASURY CORPORATION
     New South Wales Treasury Corporation was established in June 1983 under the provisions of the Treasury Corporation Act 1983 of New South Wales (the “TCA”). The TCA states the objects and purposes of the Issuer. The Issuer is the central financing agency for the State of New South Wales in the Commonwealth of Australia, and for all public authorities within the provisions of the Public Authorities (Financial Arrangements) Act 1987 of New South Wales (the “PAFA Act”). These are predominantly semi-governmental authorities involved in productive activities, including electricity generation, water supply, rail and road transport and highway construction. Local government authorities may borrow through the Issuer if they so desire.
     The Issuer is empowered to enter into all forms of financial accommodation, and funds borrowed by the Issuer are lent to the relevant public authorities of the State of New South Wales. Funds raised by the Issuer are invested by it pending advances to such borrowers. The Issuer also provides liability and asset management services for authorities and the Guarantor.
     The principal office of the Issuer is at Level 22, Governor Phillip Tower, 1 Farrer Place, Sydney, New South Wales 2000, Australia and its telephone number is (612) 9325-9325.
NEW SOUTH WALES
     The Guarantor is The Crown in Right of New South Wales. The State of New South Wales (the “State”, “New South Wales” or “NSW”) is Australia’s largest state by population, with approximately 7.0 million people, or 33%, of Australia’s total population as at December 31, 2008. New South Wales and five other British colonies became federated states under the name of the Commonwealth of Australia on January 1, 1901. The Commonwealth of Australia was formed under the Commonwealth of Australia Constitution Act (an Act of the British Parliament).
USE OF PROCEEDS
     The Issuer will use the net proceeds from the sale of the securities to finance the activities of the State of New South Wales and its statutory bodies.
DEBT RECORD
     Neither the Issuer, nor any predecessor of the Issuer, nor the Guarantor has ever defaulted on the payment of principal of, or premium, if any, or interest on any security issued by it.
DESCRIPTION OF THE SECURITIES
     The following is a brief summary of the terms and conditions of the securities and the fiscal agency agreement or agreements pursuant to which our securities will be issued. Copies of the forms of securities and the form of fiscal agency agreement are or will be filed as exhibits to the registration statement of which this prospectus is a part.
     Below is a summary of the material provisions of the terms and conditions of the securities. For more complete information, you should read the exhibits to the registration statement. Information provided in this summary may be varied if we state so in a prospectus supplement.
General
     The securities may be issued in one or more series as we may authorize from time to time. You should refer to the applicable prospectus supplement for the following terms of the securities offered thereby:
•	the designation and aggregate principal amount and any limitation on the principal amount and authorized denominations;

•	the currency or currencies or composite currency unit of denomination and payment;

•	the percentage of their principal amount at which the securities will be issued;

•	the maturity date or dates;

•	the interest rate or rates, if any, which may be fixed or variable, and the manner in which the rate or rates will be determined;

•	the interest payment dates, if any, and the dates from which interest accrues;

•	any optional or mandatory redemption or exchange terms or repurchase or sinking fund provisions;

•	any securities exchange or exchanges to which an application for listing of the securities has been or may be made and the extent to or the manner in which any interest payable on the global security representing the securities will be paid;

•	paying agents, at whose offices payments of principal and any premium or interest will be made;

•	procedures relating to the transfer of ownership of the securities;

•	if the amounts of the payment of principal of and any premium or interest on the securities may be determined by reference to an index, the manner in which the amounts may be determined; and

•	any other specific provisions.
     We will appoint a fiscal agent or agents in connection with the securities whose duties will be governed by the relevant fiscal agency agreement. We may replace the fiscal agent and may appoint different fiscal agents for different series of securities. We may maintain deposit accounts and conduct other banking and financial transactions with the fiscal agent. A register for the registration and transfer of securities will be kept by the paying agent in London and/or such other places as may be designated in the applicable prospectus supplement. The fiscal agent is our agent, is not a trustee for you and does not have the same responsibilities or duties to act for you as would a trustee.
     Securities may be issued as discounted securities, which means that they bear no interest or interest at a rate which at the time of issuance is below market rates, to be sold at a substantial discount below their stated principal amount or may have payments denominated in or determined by reference to a currency other than United States dollars. In the case of a security denominated in a foreign currency, a state court in the State of New York rendering a judgment on such security would be required under Section 27 of the New York Judiciary Law to render such judgment in the foreign currency in which the security is denominated, and such judgment would be converted into United States dollars at the exchange rate prevailing on the date of entry of the judgment.
Payments
     Principal of, and any premium or interest on, the securities will be payable at the place or places and in the currency or currencies or composite currency, such as the Euro, as we designate and set forth in the applicable prospectus supplement. Subject to the procedure relating to global securities described below, and unless otherwise provided in the applicable prospectus supplement, the principal of the securities in registered form will be payable at the corporate trust office of the paying agent or by transfer to a dollar account maintained by the payee with a bank.
     Subject to the procedure relating to global securities described below, interest, if any, on registered securities will be paid, unless otherwise provided in the applicable prospectus supplement, by check mailed to the persons in whose names securities are registered at the close of business on the record dates designated in the applicable prospectus supplement at each person’s address appearing on the register of securities or by transfer to a dollar account maintained by the payee with a bank.
Transfer and Exchange
     Unless otherwise provided in the applicable prospectus supplement, the securities may be presented for transfer or exchange at the corporate trust office of the paying agent in London and/or such other places as may be designated in the applicable prospectus supplement, subject to the limitations set forth in the fiscal agency agreement. Upon surrender for exchange or transfer of any security, the paying agent shall authenticate and deliver in exchange for the security, a security or securities of the appropriate form and denomination and of an equal principal amount. No service charge will be imposed or any stamp or other tax or other governmental charge will be required to be paid by the holder of a security in connection with exchanges of securities, except when such exchange is sought in connection with securities that have been mutilated, defaced, destroyed, stolen or lost.
     We, the fiscal agent, the paying agent and any of our other agents may treat the person in whose name any security is registered as the owner of the security for all purposes.
Status and Governing Law of the Securities
     The securities will be direct, unconditional, unsubordinated and irrevocable obligations of the Issuer and will have the benefit of the statutory charge on the income and revenue of the Issuer provided by Section 22C(1) of the PAFA Act. Furthermore, by Section 22G(1) of the PAFA Act, money payable by the Issuer under the securities ranks and will continue to rank equally without preference by reason of priority of date or otherwise with all obligations to repay financial accommodation, financial adjustments and joint financing arrangements (as each of those terms are defined by the PAFA Act), which repayment is secured by the income and the revenue of the Issuer.
     Each fiscal agency agreement and the securities will be governed by, and interpreted in accordance with, the laws of the State of New York, except that all matters relating to the authorization and execution of such fiscal agency agreement and such securities by the Issuer will be governed by, and construed in accordance with the laws of the State of New South Wales, the Commonwealth of Australia.
Payment of Additional Amounts
     Unless otherwise provided in an applicable prospectus supplement, all payments of, or in respect of, principal of, and interest on, the securities shall be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the Commonwealth of Australia or any political subdivision thereof or any taxing authority of or within Australia, unless such taxes, duties, assessments or governmental charges are required to be withheld or deducted by law. In that event, the Issuer will pay those amounts as will result (after deduction of such taxes, duties, assessments or governmental charges and any additional taxes, duties, assessments or governmental charges payable in respect of such) in the payment to the holder of such security of the amounts which would have been payable in respect of such security had no such withholding or deduction been required. These amounts are referred to as “additional amounts”. The Issuer will not, however, and will not be required to, pay any additional amounts for or on account of:
(a) any tax, duty, assessment or other governmental charge which would not have been imposed, deducted or withheld but for the fact that such holder or the beneficial owner of the security:
(i) is or was a resident, domiciliary or national of, or engaged in trade or business or maintained a permanent establishment or is or was physically present in Australia or any of its territories or any political subdivision thereof or any taxing authority thereof or therein or otherwise had some present or former connection with Australia or any of its territories or any political subdivision thereof or any taxing authority thereof or therein, other than merely the ownership of, or receipt of payment under, the security;
(ii) presented (if presentation shall be required) the security for payment in Australia or any of its territories or any political subdivision thereof, unless, under applicable law, the security could not have been presented for payment elsewhere; or

(iii) presented (if presentation shall be required) the security more than thirty (30) days after the date on which the payment in respect of the security first became due and payable or provided for, whichever is later, except to the extent that the holder would have been entitled to such additional amounts if it had presented the security for payment on any day within such period of thirty (30) days;
(b) any estate, inheritance, gift, sale, transfer, excise, personal property or similar tax, duty, assessment or other governmental charge;
(c) any tax, duty, assessment or other governmental charge that is payable other than by deduction or withholding from payments made under or with respect to the securities;
(d) any tax, duty, assessment or other governmental charge that is imposed, deducted or withheld by reason of the holder or the beneficial owner of a security being an “associate” of the Issuer for the purposes of Section 128F(6) of the Income Tax Assessment Act 1936 of Australia;
(e) any tax, duty, assessment or other governmental charge that is imposed, deducted or withheld by reason of the failure of the holder or the beneficial owner of a security (i) to provide information concerning the nationality, residence or identity of the holder or such beneficial owner (including, without limitation, the supplying of an Australian Business Number, any appropriate tax file number or other appropriate exemption details), if and to the extent that furnishing such information to the Issuer would have reduced or eliminated any taxes, duties, assessments or other governmental charges as to which additional amounts would have otherwise been payable to such holder or beneficial owner or (ii) to make any declaration or other similar claim or satisfy any information or reporting requirement, which, in the case of (i) or (ii), is required or imposed by a statute, treaty, rule, regulation or administrative practice of Australia (or any territories or political subdivisions or any taxing authority thereof or therein) as a precondition to exemption from all or part of such tax, duty, assessment or other governmental charge;
(f) any taxes, duties, assessments or other governmental charges that are payable by any method other than withholding or deduction by the Issuer or any paying agent from payments in respect of the securities;
(g) any taxes, duties, assessments or other governmental charges that are required to be withheld by any paying agent from any payment in respect of any security if such payment can be made without such withholding by at least one other paying agent;
(h) any withholding, deduction, tax, duty, assessment or other governmental charge that is imposed, deducted or withheld on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive;
(i) any withholding, deduction, tax, duty, assessment or other governmental charge which is imposed or withheld on a payment with respect to any security presented for payment by or on behalf of holder who would be able to avoid such withholding or deduction by presenting such security to another paying agent in a Member State of the European Union; or
(j) any combination of items (a), (b), (c), (d), (e), (f), (g), (h) and (i);
nor shall additional amounts be paid with respect to any payment in respect of the security to any holder who is a fiduciary, partnership, limited liability company, fiscally transparent entity or other than the sole beneficial owner of the security to the extent that a beneficiary or settlor with respect to such fiduciary or a beneficial owner or member of such partnership, limited liability company or fiscally transparent entity or a beneficial owner would not have been entitled to such additional amounts had it been the holder or beneficial owner or sole beneficial owner of the security. Whenever there is mentioned, in any context, the payment of any payments pursuant to the relevant security, such mention shall be deemed to include mention of the payment of additional amounts provided for in the applicable fiscal agency agreement and the relevant securities to the extent that, in such context, additional amounts are, were or would be payable in respect thereof pursuant to such fiscal agency agreement and such securities.
Optional Redemption of the Securities upon a Change in Tax Law
     Unless otherwise provided in an applicable prospectus supplement, if, (i) as a result of any change in or any amendment to the laws, regulations or published tax rulings of Australia, or of any territory or political subdivision or taxing authority thereof or therein affecting taxation, or (ii) any change in the official administration, application or interpretation by any court or tribunal, government or government authority of such laws, regulations or published tax rulings either generally or in relation to the securities or the guarantee thereof, which change or amendment becomes effective on or after the original issue date of the applicable securities or which change in official administration, application or interpretation shall not have been available to the public prior to such issue date, the Issuer would be required to pay any additional amounts under the applicable securities and the obligation to pay additional amounts cannot be avoided by the use of commercially reasonable measures available to the Issuer, the Issuer may at its option, redeem all (but not less than all) of the applicable securities, upon not less than 30 nor more than 60 days’ written notice as provided in the relevant fiscal agency agreement or the applicable securities at a redemption price equal to 100% of the outstanding principal amount thereof plus accrued and unpaid interest due thereon up to, but not including, the date fixed for redemption; provided, however, that (a) no such notice of redemption may be given earlier than 60 days prior to the earliest date on which the Issuer would be obligated to pay such additional amounts were a payment in respect of the applicable securities then due, and (b) at the time any such redemption notice is given, such obligation to pay such additional amounts must remain in effect. Before the Issuer may redeem the applicable securities, the Issuer must deliver to the fiscal agent a legal opinion of counsel with expertise in such matters confirming that the conditions that must be satisfied for redemption have occurred. Any securities that are redeemed will be cancelled.
Events of Default and Remedies
     Unless otherwise provided in an applicable prospectus supplement, an event of default in respect of the securities means any of the following:
(a) default by the Issuer in any payment of principal of (and premium, if any, on) the securities when due; or
(b) default by the Issuer in any payment of interest on the securities when due and such default shall not have been remedied by the Issuer within thirty (30) days; or
(c) the Issuer shall fail to duly perform or observe any other term, covenant or agreement contained in the securities, and such failure continues for a period of thirty (30) days after the date on which written notice of such failure requiring the Issuer to remedy the same shall first have been given to the fiscal agent by the holder of any securities at the time outstanding; provided, however that if the default is not capable of remedy, no notice is required; or

(d) any indebtedness for borrowed moneys of the Issuer in an amount exceeding ten million Australian dollars (A$10,000,000.00) or its equivalent shall become due and payable prior to its stated maturity or shall not be paid at the maturity thereof after the expiration of any period of grace which may be given in relation thereto; or
(e) if the Issuer ceases to be a corporate or other entity validly constituted and existing under the TCA or any reenactment thereof or if any other legislation, action or proceeding is validly enacted, taken or instituted by any person or the Government of the Commonwealth of Australia or the State of New South Wales or any governmental or other authority which results in the Issuer ceasing to carry on its business or any substantial part thereof or its establishment or any substantial part thereof being suspended, revoked or repealed, unless either:
     (i) (A) the Guarantor executes such documents, assumes at the time of cessation all of the obligations of the Issuer under the securities and obtains all regulatory and governmental approvals and consents necessary to assume such obligations, and does all such other acts and things as shall be necessary for it to assume the obligations of the Issuer under the securities as if it was named therein as the Issuer; and
          (B) the interests of the holders of the securities are not in any way prejudiced by such substitution; or
     (ii) (A) the legislation, action or proceeding also results in or some other legislation results in, a statutory body of The Crown in Right of New South Wales or any other body corporate (provided that such statutory body or body corporate enjoys no less financial support from The Crown in Right of New South Wales than that enjoyed by the Issuer) succeeding to all powers and any assets and revenues necessary for such statutory body or body corporate to perform the obligations of the Issuer under the securities;
     (B) such statutory body or body corporate executes such documents, obtains all regulatory and other governmental approvals and consents necessary to assume such obligations, and does all such other acts and things as shall be necessary for it to assume the obligations of the Issuer under the securities as if such statutory body or body corporate was named therein as the Issuer;
     (C) the interests of the holders of the securities are not in any way prejudiced by such substitution; and
     (D) the Guarantee of the securities remains in full force and effect and the holders of the securities remain entitled to the full benefit of the Guarantee in accordance with Section 22A(1) of the PAFA Act or another guarantee by The Crown in Right of New South Wales on terms and conditions which are the same or have substantially the same financial effect as the Guarantee provided by The Crown in Right of New South Wales on the original issue date of the securities; or
(f) for any reason the Guarantee by The Crown in Right of New South Wales pursuant to Section 22A(1) of the PAFA Act of the due repayment of the principal (and premium, if any) of the securities and the due payment of interest in respect of the securities and other charges relating to the borrowing by the Issuer evidenced by the securities ceases to be a valid and binding obligation of The Crown in Right of New South Wales or the holders of the securities cease to be entitled to the full benefit of the Guarantee in accordance with Section 22A(1) of the PAFA Act, or it for any reason becomes unlawful for The Crown in Right of New South Wales to perform its obligations under such Guarantee and either (i) the Guarantor does not at the time of cessation assume all of the obligations of the Issuer under the securities or (ii) the Guarantee is not at the time of cessation replaced by another guarantee by the Guarantor on terms and conditions which are the same or have substantially the same financial effect as the Guarantee provided by The Crown in Right of New South Wales on the original issue date of the securities.
     If such an event of default occurs and is continuing, then and in every such case the holders of not less than 25% in aggregate principal amount of the outstanding securities of that series may declare the principal amount of all the securities of that series to be due and payable immediately, by a notice in writing to the Issuer and the applicable fiscal agent. Upon such a declaration, such principal amount and any accrued interest shall become immediately due and payable.
     The situation described in the preceding paragraph is called a declaration of acceleration of the maturity of the securities. At any time after a declaration of acceleration with respect to the securities has been made and before a judgment or decree for payment of money has been obtained by the holders of the securities, the holders of a majority in aggregate principal amount of the securities at the time outstanding may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of the accelerated principal, have been cured or waived as provided in the applicable fiscal agency agreement and the securities.
     The foregoing provision shall be without prejudice to the rights of each individual holder of securities to initiate an action against the Issuer for payment of any principal, additional amounts and/or interest past due on any securities or against the Guarantor for payment under a Guarantee.
Meetings, Amendments and Waivers
     The Issuer may call a meeting of the holders of the securities of a series at any time regarding the applicable fiscal agency agreement or the securities of that series. The Issuer will determine the time and place of the meeting. The Issuer will notify the holders of the time, place and purpose of the meeting not less than 30 and not more than 60 days before the meeting.
     In addition, the fiscal agent will call a meeting of the holders of the securities of a series if the holders of at least 10% of the aggregate principal amount of the outstanding securities of that series have delivered a written request to the fiscal agent setting forth the action they propose to take. The fiscal agent will notify the holders of the time, place and purpose of any meeting called by the holders not less than 30 and not more than 60 days before the meeting.
     Only holders of securities of the applicable series and their proxies are entitled to vote at a meeting of holders. Holders or proxies representing a majority of the aggregate principal amount of the outstanding securities of that series will normally constitute a quorum. However, if a meeting is adjourned for a lack of a quorum, then holders or proxies representing 25% of the aggregate principal amount of the outstanding securities of that series will constitute a quorum when the meeting is rescheduled. For purposes of a meeting of holders that proposes to discuss “reserved matters”, which are specified below, holders or proxies representing 75% of the aggregate principal amount of the outstanding securities of that series will constitute a quorum. The fiscal agent will set the procedures governing the conduct of the meeting.
     The Issuer, the fiscal agent and the holders may generally modify or take actions with respect to the applicable fiscal agency agreement or the terms of the relevant securities:

(a) with the affirmative vote of the holders of not less than 66 2/3% of the aggregate principal amount of the outstanding securities of the relevant series that are represented at a meeting; or
(b) with the written consent of the holders of not less than a 66 2/3% of the aggregate principal amount of the outstanding securities of the relevant series.
     However, the holders of not less than 75% of the aggregate principal amount of the outstanding securities of that series, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the securities of that series that would:
•	change the due dates for the payment of principal of (or premium, if any) or interest on the securities of that series;

•	reduce any amounts payable on the securities of that series;

•	reduce the amount of principal payable upon acceleration of the maturity of the securities of that series;

•	change the payment currency or places of payment for the securities of that series;

•	permit early redemption of the securities of that series or, if early redemption is already permitted, set a redemption date earlier than the date previously specified or reduce the redemption price;

•	reduce the percentage of holders of the securities of that series whose vote or consent is needed to amend, supplement or modify the relevant fiscal agency agreement (as it relates to the securities of that series) or the terms and conditions of the securities of that series or to take any other action with respect to the securities of that series or change the definition of “outstanding” with respect to the securities of that series;

•	change the Issuer’s obligation to pay any additional amounts;

•	change the governing law provision of the securities of that series;

•	change the courts to the jurisdiction of which the Issuer or the Guarantor has submitted, the Issuer’s or Guarantor’s obligation to appoint and maintain an agent for service of process in New York City or the Issuer’s or Guarantor’s waiver of immunity, in respect of actions or proceedings brought by any holder based upon the securities of that series;

•	in connection with an exchange offer for the securities of that series, amend any event of default under the securities of that series; or

•	change the status of the securities of that series.
     We refer to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of the securities of that series, can be made without the consent of individual holders of the securities of that series, as long as a supermajority of the holders (that is, the holders of at least 75% of the aggregate principal amount of the outstanding securities of that series) agree to the change.
     If any fee is paid to holders of the securities of that series in exchange for their consent to any proposed modification, amendment, supplement, request, demand, authorization, direction, notice, consent, waiver or other action to the relevant fiscal agency agreement or the terms of the securities of that series, such fee must be offered to all holders who consent within the period of time specified in such offer.
     The Issuer and the relevant fiscal agent may, without the vote or consent of any holder of the securities of that series, amend the applicable fiscal agency agreement or the securities of that series for the purpose of:
•	adding to the Issuer’s covenants for the benefit of the holders;

•	surrendering any of the Issuer’s rights or powers;

•	providing collateral for the securities of that series;

•	curing any ambiguity or correcting or supplementing any defective provision; or

•	making any other change that (a) is not inconsistent with the securities of that series and (b) does not adversely affect the interest of any holder of the securities of that series in any respect.
     For purposes of determining whether the required percentage of holders of the securities of that series has approved any amendment, modification or change to, or waiver of, the securities of that series or the relevant fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration of the securities of that series, securities owned, directly or indirectly, by the Issuer will be disregarded and deemed not to be outstanding, except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only securities that the fiscal agent knows to be so owned shall be so disregarded.
Prescription
     To the extent permitted by applicable law, the securities will become void unless presented for payment within a period of ten (10) years following (i) the maturity date or (ii) if payment in full has not been received by the fiscal agent or a paying agent on or prior to the maturity date, the date on which notice is given to holders of the securities of the applicable series that payment in full has been received.
Substitution
     The Issuer may, without the consent of the holders of the securities, be replaced as principal debtor under the securities of a series by a successor statutory body or body corporate constituted by public Act of the State of New South Wales (provided that such statutory body or body corporate enjoys no less financial support from the Guarantor than that enjoyed by the Issuer), which by the provisions of the Act by which it is constituted assumes all of the obligations of the Issuer under the applicable securities, or by The Crown in Right of New South Wales, by execution of a deed by which it assumes all of such obligations, so long as (i) such statutory body or body corporate, or The Crown in Right of New South Wales, if applicable, executes such documents, obtains all regulatory and other governmental approvals and consents necessary to assume such obligations and does all such other acts and things as shall be necessary for it to assume the obligations of the Issuer under the applicable securities as if such statutory body or body corporate, or The Crown in Right of New South Wales, if applicable, was named therein as the Issuer, (ii) the interests of the holders of the applicable securities are not in any way prejudiced by such substitution and (iii) if the Issuer is being replaced as principal debtor under the securities by a successor statutory body or body corporate, the Guarantee of the applicable securities remains in full force and effect and the holders of the applicable securities remain entitled to the full benefit of the Guarantee in accordance with Section 22A(1) of the PAFA Act or another guarantee by The Crown in Right of New South Wales on terms and conditions which are the same or have substantially the same financial effect as the Guarantee provided by The Crown in Right of New South Wales on the original issue date of the applicable securities.

Repurchase
     The Issuer may at any time purchase and resell securities in the open market or otherwise and at any price. The Issuer may, at its option, hold, resell or surrender to the registrar for cancellation any securities purchased by the Issuer.
Replacement of the Securities
     Should any global security or definitive security be mutilated, lost, stolen or destroyed, it may be replaced on such terms as to evidence and indemnity as the Issuer may require. Mutilated securities must be surrendered before replacement therefor will be issued. Application for replacement may be made only by the registered holder of the security and shall be made at the specified office of the fiscal agent, the registrar or a paying agent.
Global Securities
     The securities may be issued in whole or in part in the form of one or more global securities that will be deposited with or on behalf of, a depositary identified in the prospectus supplement relating to the securities. Unless and until it is exchangeable in whole or in part for securities in definitive form, a global security may not be transferred except as a whole by the depositary for the global security to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any of its nominees to a successor of the depositary or a nominee of the successor.
     The specific terms of the depositary arrangement, if any, with respect to a series of securities will be described in the prospectus supplement relating to that series. Unless otherwise indicated in the applicable prospectus supplement, we anticipate that the following provisions will apply to all depositary arrangements relating to the securities.
     Ownership of beneficial interests in a global security will be limited to persons that have accounts with the depositary for that global security or its nominee, also known as participants, or persons that may hold interests through participants. These accounts shall be designated by the underwriters or agents with respect to the securities underwritten or solicited by them. We will obtain confirmation from the depositary that upon the issuance of a global security, the depositary for the global security will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the securities represented by the global security. The depositary will have no knowledge of the actual holder of beneficial interests in any global security and its records reflect only the identity of the participants to whose accounts book-entry notes are credited. The participants remain responsible for keeping account of their holdings on behalf of their customers. Ownership of beneficial interests in that global security will be shown on, and the transfer of the ownership interest will be effected only through, records maintained by the depositary (with respect to interests of participants) and on the records of participants with respect to interests of persons held through participants.
     The laws of some states of the United States may require that certain purchasers of securities take physical delivery of the securities in definitive form. These limits and the laws may impair the ability to own, transfer or pledge beneficial interests in a global security.
     So long as the depositary for a global security, or its nominee, is the registered owner of the global security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the global security for all purposes under the fiscal agency agreement and the terms of the global security. Except as provided below, owners of beneficial interests in a global security will not be entitled to have the securities represented by that global security registered in their names and will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders under the fiscal agency agreement and the terms of the global security and the guarantee. Accordingly, each person owning a beneficial interest in that global security must rely on the procedures of the depositary and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the fiscal agency agreement or the terms of the global security or the guarantee. We understand that under existing industry practices, in the event that we request any action of holders or that an owner of a beneficial interest in that global security desires to give or take any action which a holder is entitled to give or take under the fiscal agency agreement or the terms of the global security, the depositary would authorize the participants holding the relevant beneficial interests to give or take the action, and the participants would authorize beneficial owners owning through the participants to give or take the action or would otherwise act upon the instructions of beneficial owners owning through them.
     Payment of principal of, and premium and interest, if any, on, securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing the securities. None of us, the fiscal agent and the paying agent or any of our other agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security for the securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.
     We will obtain confirmation from the depositary that upon receipt of any payment of principal of, or premium or interest on, a global security denominated in United States dollars, the depositary will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amounts of the global security as shown on the records of the depositary. Payments by participants to owners of beneficial interests in that global security held through the participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name”.
     In the case of a global security denominated in, or interest with respect to which is payable in, a foreign currency, the payment procedures will be described in the applicable prospectus supplement. Payments in United States dollars will be made in accordance with the preceding paragraph.
     If the depositary for any securities represented by a global security notifies the Issuer that it is unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Act and a successor depositary is not appointed by the Issuer within ninety days after receiving that notice or becoming aware that the depositary is no longer so registered, we will issue the securities in definitive form upon registration of transfer of, or in exchange for, the global security. We may also at any time and in our sole discretion determine not to have the securities represented by one or more global securities and, in that event, will issue securities in definitive form in exchange for all of the global securities representing the securities. In addition, securities represented by one or more global securities which are by their terms exchangeable for another class of securities shall be transferable to the extent necessary to permit the exchange. If applicable, the procedures for effecting any exchange will be described in the applicable prospectus supplement.
DESCRIPTION OF THE GUARANTEE
     The due payment of principal of, and any interest or premium on, the securities is guaranteed by the Guarantor (referred to herein collectively as the “Guarantee”), pursuant to Section 22A(1) of the PAFA Act. Under Section 22A(1) of the PAFA Act, the Crown in Right of New South Wales guarantees the due repayment of financial accommodation obtained by an authority of the NSW Government after June 10, 1987. As used in the PAFA Act, the term “financial accommodation” refers to, among other things and without limitation, the borrowing or raising of money by means of the issue of debentures, bonds or other securities. The term “authority” includes, among others, bodies listed in Schedule 2 of the Public Finance and Audit Act of 1983 of New South Wales, of which the Issuer is one.
     The Guarantee is unconditional and may only be revoked by an Act of Parliament of the State of New South Wales. The Guarantee does not include any requirement to make payments in gross or pay additional amounts should any deduction or withholding be required in respect of payments made by the Guarantor under the Guarantee.

     Pursuant to Section 22G(2) of the PAFA Act, all obligations of the Guarantor under the Guarantee rank equally without preference with all other outstanding obligations of the Guarantor and are to be discharged out of the fund formed under Part 5 of the Constitution Act 1902 of New South Wales constituting all public moneys collected, received or held by any person for or on behalf of the State of New South Wales (the “Consolidated Fund”) without any appropriation other than Section 22I of such Act, the effect of which is that no further legislation is required to appropriate money for such purpose.
     The Guarantee will be governed by, and interpreted in accordance with, the laws of the State of New South Wales of the Commonwealth of Australia.
UNITED STATES FEDERAL TAXATION
     This section describes the principal United States federal income tax consequences of owning the securities we are offering. It applies to you only if you acquire registered securities in this offering and you own your securities as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:
•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns securities that are a hedge or that are hedged against interest rate or currency risks,

•	a person that owns securities as part of a straddle or conversion transaction for tax purposes, or

•	a person whose functional currency for tax purposes is not the U.S. dollar.
     This section deals only with securities that are due to mature 30 years or less from the date on which they are issued. The United States federal income tax consequences of owning securities that are due to mature more than 30 years from their date of issue will be discussed in an applicable prospectus supplement. This section is based on the United States Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.
     Please consult your own tax advisor concerning the consequences of owning these securities in your particular circumstances under the code and the laws of any other taxing jurisdiction.
     This section describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a security and you are:
•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.
Payments of Interest
     Except as described below in the case of interest on a discount security that is not qualified stated interest (each as defined below under “United States Federal Taxation—Original Issue Discount—General”), you will be taxed on any interest on your security, whether payable in U.S. dollars or a currency, composite currency or basket of currencies other than U.S. dollars (a “foreign currency”) as ordinary income at the time you receive the interest or it accrues, depending on your method of accounting for tax purposes. Interest paid by the Issuer on the securities, original issue discount, if any, accrued with respect to the securities (as described below under Original Issue Discount) and any additional amounts paid with respect to withholding tax on the notes, including withholding tax on payments of such additional amounts (additional amounts) constitutes income from sources outside the United States, subject to the rules regarding the foreign tax credit allowable to a United States holder. Interest, original issue discount and additional amounts paid or accrued will, depending on the holder’s circumstances, be “passive” or “general” income for purposes of computing the foreign tax credit allowable to a United States holder.
     Cash Basis Taxpayers. If you are a taxpayer that uses the cash receipts and disbursements method of accounting for tax purposes and you receive an interest payment that is denominated in, or determined by reference to, a foreign currency, you must recognize income equal to the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.
     Accrual Basis Taxpayers. If you are a taxpayer that uses an accrual method of accounting for tax purposes, you may determine the amount of income that you recognize with respect to an interest payment denominated in, or determined by reference to, a foreign currency by using one of two methods. Under the first method, you will determine the amount of income accrued based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year.
     If you elect the second method, you would determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. Additionally, under this second method, if you receive a payment of interest within five business days of the last day of your accrual period or taxable year, you may instead translate the interest accrued into U.S. dollars at the exchange rate in effect on the day that you actually receive the interest payment. If you elect the second method it will apply to all debt instruments that you own at the beginning of the first taxable year to which the election applies and to all debt instruments that you thereafter acquire. You may not revoke this election without the consent of the Internal Revenue Service.
     When you actually receive an interest payment, including a payment attributable to accrued but unpaid interest upon the sale or retirement of your security denominated in, or determined by reference to, a foreign currency for which you accrued an amount of income, you will recognize ordinary income or loss measured by the difference, if any, between the exchange rate that you used to accrue interest income and the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

Original Issue Discount
     General. If you own a security, other than a security with a term of one year or less (a short-term security), it will be treated as issued at an original issue discount (a discount security) if the amount by which the security’s stated redemption price at maturity exceeds its issue price is more than a de minimis amount. Generally, a security’s issue price will be the first price at which a substantial amount of securities included in the issue of which the security is a part are sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. A security’s stated redemption price at maturity is the total of all payments provided by the security that are not payments of qualified stated interest. Generally, an interest payment on a security is qualified stated interest if it is one of a series of stated interest payments on a security that are unconditionally payable at least annually at a single fixed rate (with certain exceptions for lower rates paid during some periods) applied to the outstanding principal amount of the security. There are special rules for variable rate securities that we discuss below under “United States Federal Taxation—Original Issue Discount—Variable Rate Securities”.
     In general, your security is not a discount security if the amount by which its stated redemption price at maturity exceeds its issue price is less than 1/4 of 1 percent of its stated redemption price at maturity multiplied by the number of complete years to its maturity (the de minimis amount). Your security will have de minimis original issue discount if the amount of the excess is less than the de minimis amount. If your security has de minimis original issue discount, you must include the de minimis amount in income as stated principal payments are made on the security, unless you make the election described below under “Election to Treat All Interest as Original Issue Discount”. You can determine the amount to be included with respect to each such payment by multiplying the total amount of your security’s de minimis original issue discount by a fraction equal to:
•	the amount of the principal payment made divided by:

•	the stated principal amount of the security.
     Inclusion of Original Issue Discount in Income. Generally, if your discount security matures more than one year from its date of issue, you must include the original issue discount (“OID”) in income before you receive cash attributable to that income. The amount of OID that you must include in income is calculated using a constant-yield method, and generally you will include increasingly greater amounts of OID in income over the life of your discount security. More specifically, you can calculate the amount of OID that you must include in income by adding the daily portions of OID with respect to your discount security for each day during the taxable year or portion of the taxable year that you own your discount security (accrued OID). You can determine the daily portion by allocating to each day in any accrual period a pro rata portion of the OID allocable to that accrual period. You may select an accrual period of any length with respect to your discount security and you may vary the length of each accrual period over the term of your discount security. However, no accrual period may be longer than one year and each scheduled payment of interest or principal on your discount security must occur on either the first or final day of an accrual period.
     You can determine the amount of OID allocable to an accrual period by:
•	multiplying your discount security’s adjusted issue price at the beginning of the accrual period by your security’s yield to maturity, and then

•	subtracting from this figure the sum of the payments of qualified stated interest on your security allocable to the accrual period.
     You must determine the discount security’s yield to maturity on the basis of compounding at the close of each accrual period and adjusting for the length of each accrual period. Further, you determine your discount security’s adjusted issue price at the beginning of any accrual period by:
•	adding your discount security’s issue price and any accrued OID for each prior accrual period, and then

•	subtracting any payments previously made on your discount security that were not qualified stated interest payments.
     If an interval between payments of qualified stated interest on your discount security contains more than one accrual period, then, when you determine the amount of OID allocable to an accrual period, you must allocate the amount of qualified stated interest payable at the end of the interval, including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval, pro rata to each accrual period in the interval based on their relative lengths. In addition, you must increase the adjusted issue price at the beginning of each accrual period in the interval by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval. You may compute the amount of OID allocable to an initial short accrual period by using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length.
     The amount of OID allocable to the final accrual period is equal to the difference between:
•	the amount payable at the maturity of your security (other than any payment of qualified stated interest), and

•	your security’s adjusted issue price as of the beginning of the final accrual period.
     Acquisition Premium. If you purchase your security for an amount that is less than or equal to the sum of all amounts, other than qualified stated interest, payable on your security after the purchase date but is greater than the amount of your security’s adjusted issue price (as determined above under “United States Federal Taxation—Original Issue Discount—General”), the excess is acquisition premium. If you do not make the election described below under “Election to Treat All Interest as Original Issue Discount”, then you must reduce the daily portions of OID by an amount equal to:
•	the excess of your adjusted basis in the security immediately after purchase over the adjusted issue price of your security divided by:

•	the excess of the sum of all amounts payable, other than qualified stated interest, on your security after the purchase date over your security’s adjusted issue price.
     Pre-Issuance Accrued Interest. An election can be made to decrease the issue price of your security by the amount of pre-issuance accrued interest if:
•	a portion of the initial purchase price of your security is attributable to pre-issuance accrued interest,

•	the first stated interest payment on your security is to be made within one year of your security’s issue date, and

•	the payment will equal or exceed the amount of pre-issuance accrued interest.
If this election is made, a portion of the first stated interest payment will be treated as a return of the excluded pre-issuance accrued interest and not as an amount payable on your security.
     Securities Subject to Contingencies Including Optional Redemption. Your security is subject to a contingency if it provides for an alternative payment schedule or schedules applicable upon the occurrence of a contingency or contingencies, other than a remote or incidental contingency, whether such contingency relates to payments of interest or of principal. In such a case, you must determine the yield and maturity of your security by assuming that the payments will be made according to the payment schedule most likely to occur if:
•	the timing and amounts of the payments that comprise each payment schedule are known as of the issue date, and

•	one of such schedules is significantly more likely than not to occur.
If there is no single payment schedule that is significantly more likely than not to occur, other than because of a mandatory sinking fund, you must include income on your security in accordance with the general rules that govern contingent payment obligations. These rules will be discussed in the applicable pricing supplement.
     Notwithstanding the general rules for determining yield and maturity, if your security is subject to contingencies, and either you or we have an unconditional option or options that, if exercised, would require payments to be made on the security under an alternative payment schedule or schedules, then:
•	in the case of an option or options that we may exercise, we will be deemed to exercise or not exercise an option or combination of options in the manner that minimizes the yield on your security, and

•	in the case of an option or options that you may exercise, you will be deemed to exercise or not exercise an option or combination of options in the manner that maximizes the yield on your security.
If both you and we hold options described in the preceding sentence, those rules will apply to each option in the order in which they may be exercised. You may determine the yield on your security for the purposes of those calculations by using any date on which your security may be redeemed or repurchased as the maturity date and the amount payable on the date that you chose in accordance with the terms of your security as the principal amount payable at maturity.
     If a contingency, including the exercise of an option, actually occurs or does not occur contrary to an assumption made according to the above rules then, except to the extent that a portion of your security is repaid as a result of this change in circumstances and solely to determine the amount and accrual of OID, you must redetermine the yield and maturity of your security by treating your security as having been retired and reissued on the date of the change in circumstances for an amount equal to your security’s adjusted issue price on that date.
     Election to Treat All Interest as Original Issue Discount. You may elect to include in gross income all interest that accrues on your security using the constant-yield method described above under the heading “United States Federal Taxation—Original Issue Discount—Inclusion of Original Issue Discount in Income”, with the modifications described below. For purposes of this election, interest will include stated interest, OID, de minimis original issue discount, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium (described below under “Securities Purchased at a Premium”) or acquisition premium.
     If you make this election for your security, then, when you apply the constant-yield method:
•	the issue price of your security will equal your cost,

•	the issue date of your security will be the date you acquired it, and

•	no payments on your security will be treated as payments of qualified stated interest.
Generally, this election will apply only to the security for which you make it unless the security has amortizable bond premium or market discount. If the security has amortizable bond premium, you will be deemed to have elected to apply amortizable bond premium against interest for all debt instruments with amortizable bond premium, other than debt instruments the interest on which is excludible from gross income, that you own as of the beginning of the taxable year to which the election applies or any taxable year thereafter. Additionally, if you make this election for a market discount security, you will be treated as having made the election discussed below under “United States Federal Taxation—Market Discount” to include market discount in income currently over the life of all debt instruments that you currently own or later acquire. You may not revoke any election to apply the constant-yield method to all interest on a security or the deemed elections with respect to amortizable bond premium or market discount securities without the consent of the Internal Revenue Service.
     Variable Rate Securities. Your security will be a “variable rate security” if:
•	your security’s issue price does not exceed the total noncontingent principal payments by more than the lesser of:
•	.015 multiplied by the product of the total noncontingent principal payments and the number of complete years to maturity from the issue date, or

•	15 percent of the total noncontingent principal payments; and
•	your security provides for stated interest (compounded or paid at least annually) only at:
•	one or more qualified floating rates,

•	a single fixed rate and one or more qualified floating rates,

•	a single objective rate, or

•	a single fixed rate and a single objective rate that is a qualified inverse floating rate.
     Your security will have a variable rate that is a qualified floating rate if:
•	variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which your security is denominated or

•	the rate is equal to such a rate multiplied by either:
•	a fixed multiple that is greater than 0.65 but not more than 1.35 or

•	a fixed multiple greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate and
•	the value of the rate on any date during the term of your security is set no earlier than 3 months prior to the first day on which that value is in effect and no later than 1 year following that first day.

•	If your security provides for two or more qualified floating rates that are within 0.25 percentage points of each other on the issue date or can reasonably be expected to have approximately the same values throughout the term of the security, the qualified floating rates together constitute a single qualified floating rate.

•	Your security will not have a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions) unless such restrictions are fixed throughout the term of the security or are not reasonably expected to significantly affect the yield on the security.

•	Your security will have a variable rate that is a single objective rate if:
•	the rate is not a qualified floating rate,

•	the rate is determined using a single, fixed formula that is based on objective financial or economic information that is not within the control of or unique to the circumstances of the issuer or a related party, and

•	the value of the rate on any date during the term of your security is set no earlier than 3 months prior to the first day on which that value is in effect and no later than 1 year following that first day.
     Your security will not have a variable rate that is an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of your security’s term will be either significantly less than or significantly greater than the average value of the rate during the final half of your security’s term.
     An objective rate as described above is a qualified inverse floating rate if:
•	the rate is equal to a fixed rate minus a qualified floating rate; and

•	the variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the cost of newly borrowed funds.
     Your security will also have a single qualified floating rate or an objective rate if interest on your security is stated at a fixed rate for an initial period of one year or less followed by either a qualified floating rate or an objective rate for a subsequent period, and either:
•	the fixed rate and the qualified floating rate or objective rate have values on the issue date of the security that do not differ by more than 0.25 percentage points; or

•	the value of the qualified floating rate or objective rate is intended to approximate the fixed rate.
     In general, if your variable rate security provides for stated interest at a single qualified floating rate or objective rate, all stated interest on your security is qualified stated interest. In this case, the amount of OID, if any, is determined by using, in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date of the qualified floating rate or qualified inverse floating rate, or, in the case of any other objective rate, a fixed rate that reflects the yield reasonably expected for your security.
     If your variable rate security does not provide for stated interest at a single qualified floating rate or a single objective rate, and also does not provide for interest payable at a fixed rate, other than at a single fixed rate for an initial period, you generally must determine the interest and OID accruals on your security by:
•	determining a fixed rate substitute for each variable rate provided under your variable rate security,

•	constructing the equivalent fixed rate debt instrument (using the fixed rate substitute described above),

•	determining the amount of qualified stated interest and OID with respect to the equivalent fixed rate debt instrument, and

•	adjusting for actual variable rates during the applicable accrual period.
When you determine the fixed rate substitute for each variable rate provided under the variable rate security, you generally will use the value of each variable rate as of the issue date or, for an objective rate that is not a qualified inverse floating rate, a rate that reflects the reasonably expected yield on your security.
     If your variable rate security provides for stated interest either at one or more qualified floating rates or at a qualified inverse floating rate, and also provides for stated interest at a single fixed rate, other than at a single fixed rate for an initial period, you generally must determine interest and OID accruals by using the method described in the previous paragraph. However, your variable rate security will be treated, for purposes of the first three steps of the determination, as if your security had provided for a qualified floating rate, or a qualified inverse floating rate, rather than the fixed rate. The qualified floating rate, or qualified inverse floating rate, that replaces the fixed rate must be such that the fair market value of your variable rate security as of the issue date approximates the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate, or qualified inverse floating rate, rather than the fixed rate.
     Short-Term Securities. In general, if you are an individual or other cash basis United States holder of a short-term security, you are not required to accrue OID, as specially defined below for the purposes of this paragraph, for United States federal income tax purposes unless you elect to do so. However, you may be required to include any stated interest in income as you receive it. If you are an accrual basis taxpayer, a taxpayer in a special class, including, but not limited to, a regulated investment company, common trust fund, or a certain type of pass-through entity, or a cash basis taxpayer who so elects, you will be required to accrue OID on short-term securities on either a straight-line basis or under the constant-yield method, based on daily compounding. If you are not required and do not elect to include OID in income currently, any gain you realize on the sale or retirement of your short-term security will be ordinary income to the extent of the OID accrued on a straight-line basis, unless you make an election to accrue the OID under the constant-yield method, through the date of sale or retirement. However, if you are not required and do not elect to accrue OID on your short-term securities, you will be required to defer deductions for interest on borrowings allocable to your short-term securities in an amount not exceeding the deferred income until the deferred income is realized.
     When you determine the amount of OID subject to these rules, you must include all interest payments on your short-term security, including stated interest, in your short-term security’s stated redemption price at maturity.
     Foreign Currency Discount Securities. If your discount security is denominated in, or determined by reference to, a foreign currency, you must determine OID for any accrual period on your discount security in the foreign currency and then translate the amount of OID into U.S. dollars in the same manner as stated interest accrued by an accrual basis United States holder, as described under “United States Federal Taxation—Payments of Interest”. You may recognize ordinary income or loss when you receive an amount attributable to OID in connection with a payment of interest or the sale or retirement of your security.
Market Discount
     You will be treated as if you purchased your security, other than a short-term security, at a market discount and your security will be a market discount security if:
•	you purchase your security for less than its issue price (as determined above under “United States Federal Taxation—Original Issue Discount—General”) and

•	your security’s stated redemption price at maturity or, in the case of a discount security, the security’s revised issue price, exceeds the price you paid for your security by at least 1/4 of 1 percent of your security’s stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years to the security’s maturity.

To determine the revised issue price of your security for these purposes, you generally add any OID that has accrued on your security to its issue price.
     If your security’s stated redemption price at maturity or, in the case of a discount security, its revised issue price, does not exceed the price you paid for the security by 1/4 of 1 percent multiplied by the number of complete years to the security’s maturity, the excess constitutes de minimis market discount, and the rules that we discuss below are not applicable to you.
     If you recognize gain on the maturity or disposition of your market discount security, you must treat it as ordinary income to the extent of the accrued market discount on your security. Alternatively, you may elect to include market discount in income currently over the life of your security. If you make this election, it will apply to all debt instruments with market discount that you acquire on or after the first day of the first taxable year to which the election applies. You may not revoke this election without the consent of the Internal Revenue Service.
     You will accrue market discount on your market discount security on a straight-line basis unless you elect to accrue market discount using a constant-yield method. If you elect to accrue market discount using a constant-yield method, it will apply only to the security with respect to which it is made and you may not revoke it.
     If you own a market discount security and do not elect to include market discount in income currently, you will generally be required to defer deductions for interest on borrowings allocable to your security in an amount not exceeding the accrued market discount on your security until the maturity or disposition of your security.
Securities Purchased at a Premium
     If you purchase your security for an amount in excess of its principal amount, you may elect to treat the excess as amortizable bond premium. If you make this election, you will reduce the amount required to be included in your income each year with respect to interest on your security by the amount of amortizable bond premium allocable, based on your security’s yield to maturity, to that year. If your security is denominated in, or determined by reference to, a foreign currency, you will compute your amortizable bond premium in units of the foreign currency and your amortizable bond premium will reduce your interest income in units of the foreign currency. Gain or loss recognized that is attributable to changes in exchange rates between the time your amortized bond premium offsets interest income and the time of the acquisition of your security is generally taxable as ordinary income or loss. If you make an election to amortize bond premium, it will apply to all debt instruments (other than debt instruments, the interest on which is excludible from gross income) that you own at the beginning of the first taxable year to which the election applies, and to all debt instruments that you thereafter acquire, and you may not revoke it without the consent of the Internal Revenue Service. See also “United States Federal Taxation—Original Issue Discount—Election to Treat All Interest as Original Issue Discount”.
Purchase, Sale and Retirement of the Securities
     Your tax basis in your security will generally be the U.S. dollar cost (as defined below) of your security, adjusted by:
•	adding any OID or market discount, de minimis original issue discount and de minimis market discount previously included in income with respect to your security, and then

•	subtracting the amount of any payments on your security that are not qualified stated interest payments and the amount of any amortizable bond premium applied to reduce interest on your security.
If you purchase your security with foreign currency, the U.S. dollar cost of your security will generally be the U.S. dollar value of the purchase price on the date of purchase. However, if you are a cash basis taxpayer, or an accrual basis taxpayer if you so elect, and your security is traded on an established securities market, as defined in the applicable Treasury regulations, the U.S. dollar cost of your security will be the U.S. dollar value of the purchase price on the settlement date of your purchase.
     You will generally recognize gain or loss on the sale or retirement of your security equal to the difference between the amount you realize on the sale or retirement and your tax basis in your security. If your security is sold or retired for an amount in foreign currency, the amount you realize will be the U.S. dollar value of such amount on the date the security is disposed of or retired, except that in the case of a security that is traded on an established securities market, as defined in the applicable Treasury regulations, a cash basis taxpayer, or an accrual basis taxpayer that so elects, will determine the amount realized based on the U.S. dollar value of the foreign currency on the settlement date of the sale.
     You will recognize capital gain or loss when you sell or retire your security, except to the extent:
•	described above under “Short-Term Securities” or “Market Discount”,

•	attributable to accrued but unpaid interest,

•	the rules governing contingent payment obligations apply, or

•	attributable to changes in exchange rates as described below.
Capital gain of a noncorporate United States holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.
     You must treat any portion of the gain or loss that you recognize on the sale or retirement of a security as ordinary income or loss to the extent attributable to changes in exchange rates. However, you take exchange gain or loss into account only to the extent of the total gain or loss you realize on the transaction.
Exchange of Amounts in Other Than U.S. Dollars
     If you receive foreign currency as interest on your security or on the sale or retirement of your security, your tax basis in the foreign currency will equal its U.S. dollar value when the interest is received or at the time of the sale or retirement. If you purchase foreign currency, you generally will have a tax basis equal to the U.S. dollar value of the foreign currency on the date of your purchase. If you sell or dispose of a foreign currency, including if you use it to purchase securities or exchange it for U.S. dollars, any gain or loss recognized generally will be ordinary income or loss.
Substitution of Issuer
     The Issuer may, without consent of the holders of the securities, be replaced as principal debtor under the securities by a successor statutory body which will assume all of the obligations of the Issuer under the securities under certain circumstances. In certain circumstances, such an assumption would be treated as a taxable exchange for U.S. federal income tax purposes. You should consult your own tax advisors regarding the United States federal, state, and local tax

Indexed Securities
     The applicable prospectus supplement will discuss any special United States federal income tax rules with respect to securities the payments on which are determined by reference to any index and other securities that are subject to the rules governing contingent payment obligations which are not subject to the rules governing variable rate securities.
Treasury Regulations Requiring Disclosure of Reportable Transactions
     Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a “Reportable Transaction”). Under these regulations, if the securities are denominated in a foreign currency, a United States holder that recognizes a loss with respect to the securities that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed above) would be required to report the loss on Internal Revenue Service Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of securities.
Backup Withholding and Information Reporting
     If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:
•	payments of principal and interest on a security within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and

•	the payment of the proceeds from the sale of a security effected at a United States office of a broker.
     Additionally, backup withholding will apply to such payments if a you are a noncorporate United States holder that:
•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.
     Payment of the proceeds from the sale of a security effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of a security that is effected at a foreign office of a broker will generally be subject to information reporting and backup withholding if:
•	the proceeds are transferred to an account you maintain in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations.
     In addition, a sale of a security effected at a foreign office of a broker will generally be subject to information reporting if the broker is:
•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:
•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business.
     Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.
TAXATION BY THE COMMONWEALTH OF AUSTRALIA
     The following is a summary of the taxation treatment under the Income Tax Assessment Acts of 1936 and 1997 of Australia (together, “Australian Tax Act”), at the date of this prospectus, of payments of interest (as defined in the Australian Tax Act) on the securities to be issued by the Issuer and certain other matters. It is not exhaustive and, in particular, does not deal with the position of certain classes of holders of securities (including dealers in securities, custodians or other third parties who hold securities on behalf of other persons).
     Prospective noteholders should also be aware that particular terms of issue of any series of securities may affect the tax treatment of that and other series of securities. The following is a general guide and should be treated with appropriate caution. Prospective noteholders who are in any doubt as to their tax position should consult their professional advisers on the tax implications of an investment in the securities for their particular circumstances.
Interest withholding tax
     An exemption from Australian interest withholding tax imposed under Division 11A of Part III of the Australian Tax Act (“IWT”) is available, in respect of the securities issued by the Issuer, under section 128F of the Australian Tax Act if the following conditions are met:
(a)	the Issuer is a company as defined in section 128F(9) (which includes certain companies acting as a trustee) and a resident of Australia when it issues those securities and when interest (as defined in section 128A(1AB) of the Australian Tax Act) is paid;

(b)	the Issuer is a “central borrowing authority” of a State or Territory as referred to in section 128F(5A) of the Australian Tax Act;

(c)	the securities are “bonds” as defined in section 128F(5B) of the Australian Tax Act, which includes “notes” as referred to therein;

(d)	those securities are issued in a manner which satisfies the public offer test. There are five principal methods of satisfying the public offer test, the purpose of which is to ensure that lenders in capital markets are aware that the Issuer is offering those securities for issue. In summary, the five methods are:
•	offers to 10 or more unrelated financiers or securities dealers;

•	offers to 100 or more investors;

•	offers of listed securities;

•	offers via publicly available information sources; and

•	offers to a dealer, manager or underwriter who offers to sell those securities within 30 days by one of the preceding methods.
In addition, the issue of any of those securities (whether in global form or otherwise) and the offering of interests in any of those securities by one of these methods should satisfy the public offer test;

(e)	the Issuer does not know, or have reasonable grounds to suspect, at the time of issue, that those securities or interests in those securities were being, or would later be, acquired, directly or indirectly, by an “associate” of the Issuer, except as permitted by section 128F(5) of the Australian Tax Act; and

(f)	at the time of the payment of interest, the Issuer does not know, or have reasonable grounds to suspect, that the payee is an “associate” of the Issuer, except as permitted by section 128F(6) of the Australian Tax Act.
Associates
     An “associate” of the Issuer for the purposes of section 128F of the Australian Tax Act when the Issuer is not a trustee includes (i) a person or entity which holds more than 50% of the voting shares in, or otherwise controls, the Issuer, (ii) an entity in which more than 50% of the voting shares are held by, or which is otherwise controlled by, the Issuer, (iii) a trustee of a trust where the Issuer is capable of benefiting (whether directly or indirectly) under that trust, and (iv) a person or entity which is an “associate” of another person or entity which is an “associate” of the Issuer under any of the foregoing.
     However, “associate” does not include:
(A)	onshore associates (i.e., Australian resident associates who do not hold the securities in the course of carrying on business at or through a permanent establishment outside Australia and non-resident associates who hold the securities in the course of carrying on business at or through a permanent establishment in Australia); or

(B)	offshore associates (i.e., Australian resident associates who hold the securities in the course of carrying on business at or through a permanent establishment outside Australia and non-resident associates who do not hold the securities in the course of carrying on business at or through a permanent establishment in Australia) who are acting in the capacity of:
(i)	in the case of section 128F(5), a dealer, manager or underwriter in relation to the placement of the relevant securities or a clearing house, custodian, funds manager or responsible entity of a registered managed investment scheme; or

(ii)	in the case of section 128F(6), a clearing house, paying agent, custodian, funds manager or responsible entity of a registered managed investment scheme.
Compliance with section 128F of the Australian Tax Act
     Unless otherwise specified in the terms of the relevant securities, the Issuer intends to issue the securities in a manner which will satisfy the public offer test requirements of section 128F of the Australian Tax Act.
Exemptions under recent tax treaties
     The Australian Government has signed or announced new or amended double tax conventions (“New Treaties”) with a number of countries (each a “Specified Country”) which contain certain exemptions from IWT.
     In broad terms, once implemented the New Treaties effectively prevent IWT applying to interest derived by:

•	the government of the relevant Specified Country and certain governmental authorities and agencies in the Specified Country; or

•	a “financial institution” which is a resident of the Specified Country and which is unrelated to and dealing wholly independently with the Issuer. The term “financial institution” refers to either a bank or any other form of enterprise which substantially derives its profits by carrying on a business of raising and providing finance. (However, interest under a back-to-back loan or an economically equivalent arrangement will not qualify for this exemption).
     The Australian Federal Treasury maintains a listing of Australia’s double tax conventions which provides details of country, status, withholding tax rate limits and Australian domestic implementation which is available to the public at the Federal Treasury’s Department’s website at: http://www.treasury.gov.au/contentitem.asp?pageId=&ContentID=625.
Payment of additional amounts
     As set out in more detail in the fiscal agency agreement and under “Description of the Securities — Payment of additional amounts”, and unless expressly provided to the contrary in a prospectus supplement or pricing supplement related to a particular issue of securities, if the Issuer is at any time compelled or authorized by law to deduct or withhold an amount in respect of any Australian withholding taxes imposed or levied by the Commonwealth of Australia in respect of the securities, the Issuer must, subject to certain exceptions, pay such additional amounts as may be necessary in order to ensure that the net amounts received by the noteholders of those securities after such deduction or withholding are equal to the respective amounts which would have been received had no such deduction or withholding been required. If the Issuer is compelled by law in relation to any securities to deduct or withhold an amount in respect of any withholding taxes, the Issuer will have the option to redeem those securities in accordance with the terms and conditions of the securities.
Payments under the Guarantee
     It is unclear whether or not any payment by the Guarantor under the Guarantee would be subject to Australian IWT. The Australian Taxation Office has published a Taxation Determination stating that payments by a guarantor in respect of debentures (such as the securities) are entitled to the benefit of the exemption contained in section 128F of the Australian Tax Act if payments of interest in respect of those debentures by the Issuer are exempt from IWT. However, there is some doubt as to whether the Taxation Determination applies in the context of the Guarantee and whether the reasoning adopted in the Taxation Determination is strictly correct.
     If the reasoning adopted in the Taxation Determination does not apply, IWT at the rate of 10% would be payable on payments of interest (as defined in section 128B(1AB) of the Australian Tax Act), or interest paid on an overdue amount, by the Guarantor to non-residents (other than non-residents holding the securities in the course of carrying on a business at or through a permanent establishment in Australia) or residents of Australia holding the securities in the course of carrying on a business at or through a permanent establishment outside Australia.
     It is unclear whether any payment under the Guarantee in respect of the securities would constitute a payment of interest so defined, but the better view is that such payments (other than interest paid on an overdue amount) do not constitute interest as so defined and, therefore, should not, in any event, be subject to the IWT provisions of the Australian Tax Act.
     If the Guarantor is at any time compelled or authorized by law to deduct or withhold an amount in respect of any Australian withholding taxes imposed or levied by the Commonwealth of Australia in respect of payments under the Guarantee, the Guarantor must, subject to certain exceptions, pay such additional amounts as may be necessary in order to ensure that the net amounts received by the noteholders of those securities after such deduction or withholding are equal to the respective amounts which would have been received had no such deduction or withholding been required.
Other tax matters
     Subject to “—Recent Developments” below, under Australian laws as presently in effect:
(a)	income tax — offshore noteholders - assuming the requirements of section 128F of the Australian Tax Act are satisfied with respect to the securities, payment of principal and interest (as defined in section 128A(1AB) of the Australian Tax Act) to a holder of the securities who is a non-resident of Australia and who, during the taxable year, does not hold the securities in the course of carrying on business at or through a permanent establishment in Australia will not be subject to Australian income taxes; and

(b)	income tax - Australian noteholders - Australian residents or non-Australian residents who hold the securities in the course of carrying on business at or through a permanent establishment in Australia (“Australian Holders”) will be assessable for Australian tax purposes on income either received or accrued due to them in respect of the securities. Whether income will be recognised on a cash receipts or accruals basis will depend upon the tax status of the particular noteholder and the terms and conditions of the securities. Special rules apply to the taxation of Australian residents who hold the securities in the course of carrying on business at or through a permanent establishment outside Australia, which vary depending on the country in which that permanent establishment is located; and

(c)	gains on disposal of securities - offshore noteholders - a holder of the securities who is a non-resident of Australia and who, during the taxable year, does not hold the securities in the course of carrying on business at or through a permanent establishment in Australia will not be subject to Australian income tax on gains realised during that year on sale or redemption of the securities, provided such gains do not have an Australian source. A gain arising on the sale of securities by a non-Australian resident holder to another non-Australian resident where the securities are sold outside Australia and all negotiations are conducted, and documentation executed, outside Australia would not be regarded as having an Australian source; and

(d)	gains on disposal of securities - Australian Holders - Australian Holders will be required to include any gain or loss on disposal of the securities in their taxable income. Special rules apply to the taxation of Australian residents who hold the securities in the course of carrying on business at or through a permanent establishment outside Australia, which vary depending on the country in which that permanent establishment is located; and

(e)	deemed interest - there are specific rules that can apply to treat a portion of the purchase price of securities as interest for IWT purposes when certain securities originally issued at a discount or with a maturity premium or which do not pay interest at least annually are sold to an Australian resident (who does not acquire them in the course of carrying on business at or through a permanent establishment outside Australia) or a non-resident who acquires them in the course of carrying on business at or through a permanent establishment in Australia.

If the securities are not issued at a discount and do not have a maturity premium, these rules should not apply to the securities. These rules also do not apply in circumstances where the deemed interest would have been exempt under section 128F of the Australian Tax Act if the securities had been held to maturity by a non-resident; and

(f)	death duties - no securities will be subject to death, estate or succession duties imposed by Australia, or by any political subdivision or authority therein having power to tax, if held at the time of death; and

(g)	stamp duty and other taxes - no ad valorem stamp, issue, registration or similar taxes are payable in Australia on the issue or transfer of any securities; and

(h)	other withholding taxes on payments in respect of securities - section 12-140 of Schedule 1 to the Taxation Administration Act 1953 of Australia (“Taxation Administration Act”) imposes a type of withholding tax at the rate of (currently) 46.5% on the payment of interest on certain registered securities unless the relevant payee has quoted an Australian tax file number (“TFN”), (in certain circumstances) an Australian Business Number (“ABN”) or proof of some other exception (as appropriate).

Assuming the requirements of section 128F of the Australian Tax Act are satisfied with respect to the securities, then the requirements of section 12-140 do not apply to payments to a holder of securities in registered form who is not a resident of Australia and not holding those securities in the course of carrying on business at or through a permanent establishment in Australia. Payments to other classes of noteholders of securities in registered form may be subject to a withholding where the holder of those securities does not quote a TFN, ABN or provide proof of an appropriate exemption (as appropriate); and

(i)	other withholding taxes on payments in respect of Guarantee - payments by the Guarantor under the Guarantee may be made free and clear of the withholdings required under section 12-140 of Schedule 1 to the Taxation Administration Act, provided that tax at the rate of (currently) 46.5% must be withheld from payments under the Guarantee to Australian residents or non-residents carrying on business through a permanent establishment in Australia unless the relevant payee has quoted a TFN, (in certain circumstances) an ABN or proof of some other exception (as appropriate); and

(j)	supply withholding tax - payments in respect of the securities can be made free and clear of the “supply withholding tax” imposed under section 12-190 of Schedule 1 to the Taxation Administration Act; and

(k)	goods and services tax (GST) - neither the issue nor receipt of the securities will give rise to a liability for GST in Australia on the basis that the supply of securities will comprise either an input taxed financial supply or (in the case of an offshore subscriber) a GST-free supply. Furthermore, neither the payment of principal or interest by the Issuer, nor the disposal of the securities, would give rise to any GST liability in Australia; and

(l)	debt/equity rules - Division 974 of the Australian Tax Act contains tests for characterising debt (for all entities) and equity (for companies) for Australian tax purposes, including for the purposes of dividend withholding tax and IWT. The Issuer intends to issue securities which are to be characterised as “debt interests” for the purposes of the tests contained in Division 974, and the returns paid on the securities are to be “interest” for the purpose of section 128F of the Australian Tax Act. Accordingly, Division 974 is unlikely to adversely affect the Australian tax treatment of noteholders of securities; and

(m)	additional withholdings from certain payments to non-residents - section 12-315 of Schedule 1 to the Taxation Administration Act gives the Governor-General power to make regulations requiring withholding from certain payments to non-residents.

However, section 12-315 expressly provides that the regulations will not apply to interest and other payments which are already subject to the current IWT rules or specifically exempt from those rules. Further, regulations may only be made if the responsible minister is satisfied the specified payments are of a kind that could reasonably relate to assessable income of foreign residents. The regulations promulgated prior to the date of this Prospectus are not relevant to any payments in respect of the securities. Any further regulations should also not apply to repayments of principal under the securities, as in the absence of any issue discount, such amounts will generally not be reasonably related to assessable income. The possible application of any future regulations to the proceeds of any sale of the securities will need to be monitored; and

(n)	taxation of foreign exchange gains and losses - Divisions 775 and 960 of the Australian Tax Act contain rules to deal with the taxation consequences of foreign exchange transactions.

The rules are complex and will apply to the Issuer in respect of the securities denominated in a currency other than Australian dollars as well as any currency hedging arrangements entered into in respect of such securities. Nevertheless, the Issuer ought to be able to manage its position under the rules so that the tax consequences are effectively the same as the commercial position (that is, that any net foreign exchange gains and losses recognised for tax purposes should be represented by similar cash gains and losses).

The rules may also apply to any noteholders who are Australian residents or non-residents that hold securities that are not denominated in Australian dollars in the course of carrying on business in Australia. Any such noteholders should consult their professional advisors for advice as to how to tax account for any foreign exchange gains or losses arising from their holding of those securities.
Recent developments
Taxation of financial arrangements
     The Tax Laws Amendment (Taxation of Financial Arrangements) Act 2009 (Cth) (the “TOFA Act”) has recently been enacted. The TOFA Act contains new rules which represent a new code for the taxation of receipts and payments in relation to “financial arrangements”. The new rules contain a number of different methods for bringing to account gains and losses in relation to “financial arrangements” (including fair value, accruals, retranslation, realization, hedging and financial records).
     The new rules apply from the commencement of the first tax year beginning on or after July 1, 2010 (although taxpayers may be able to make an election to apply the rules for a tax year commencing on or after July 1, 2009 if they wish to do so). Further, the proposed new rules are not to apply to “financial arrangements” which are current as at the commencement date. In relation to current “financial arrangements” at that time, taxpayers may elect to apply the proposed new rules if they wish, but certain tax adjustments would need to be made if such an election is made.
     The TOFA Act does not affect the provisions relating to the imposition of IWT. In particular, the new rules do not apply in a manner which overrides the exemption available under section 128F of the Australian Tax Act.
Proposed changes to section 128F for Government debt
     On September 16, 2009, the Tax Laws Amendment (2009 Measures No. 5) Bill 2009 was introduced into Parliament. That Bill proposes changes to the interest withholding tax exemption in section 128F of the Australian Tax Act. The proposed changes are intended to ensure debentures and certain debt instruments issued by the Commonwealth, States and Territories, and their authorities, are eligible for the section 128F exemption.
     As the securities to be issued by the Issuer are already eligible for the section 128F exemption under the current law (see “—Interest withholding tax” above), the proposed changes will not affect the Australian interest withholding tax treatment of interest paid on the securities.
AUSTRALIAN EXCHANGE CONTROL RESTRICTIONS
     The Australian dollar is convertible into U.S. dollars at freely floating rates. However, the Charter of the United Nations (Dealing with Assets) Regulation 2008 under the Charter of the United Nations Act 1945 (Cth), the Banking (Foreign Exchange) Regulations 1959 (Cth) (“Foreign Exchange Regulation”) promulgated under the Banking Act 1959 (Cth), the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (Cth) and other acts and regulations in Australia restrict or prohibit payments, transactions and dealings with assets having a prescribed connection with certain countries or named individuals or entities subject to international sanctions or associated with terrorism or money laundering.
     The written approval of the Australian Minister for Foreign Affairs is required for transactions involving the control or ownership of assets by persons or entities linked to terrorist activities and identified by the United Nations and the Commonwealth of Australia under the Charter of the United Nations (Anti-terrorism—Persons and Entities) List, as published from time to time in the Federal Government Gazette. This includes individuals or entities linked with the former Iraqi regime, Al Qa’ida, Jemaah Islamiyah, the Taliban, Usama bin Laden and other terrorist organizations. Transactions involving persons published in the Gazette without the permission of the Minister are a criminal offence.
     Transactions involving (but not limited to):
•	individuals and entities associated with the former government of the Federal Republic of Yugoslavia;

•	certain ministers and senior officials of the Government of Zimbabwe and senior management of state-owned enterprises of Zimbabwe;

•	certain entities and individuals associated with the Democratic People’s Republic of Korea;

•	current and key former members of the ruling State peace and Development Council, current and key former ministers, senior military officers, prominent business associates of the Burmese regime, and immediate family members of these individuals; and

•	several Iranian entities and persons who contribute to Iran’s proliferation activities but are not already listed by the United Nations Security Council, are prohibited under the Foreign Exchange Regulations, without prior approval from the Reserve Bank of Australia. The Reserve Bank of Australia publishes changes to prohibited parties and variations in the restrictions on those parties from time to time in the Federal Government Gazette and through media releases published on its website.
     The Australian Department of Foreign Affairs and Trade maintains a list of all persons and entities having a prescribed connection with terrorism which is available to the public at the Department’s website at http://www.dfat.gov.au/icat/UNSC_financial_sanctions.html. This website is not intended to be incorporated by reference into this Registration Statement.
PLAN OF DISTRIBUTION
     We may sell securities
•	through underwriters or dealers,

•	directly, or

•	through agents.
     Each prospectus supplement with respect to the securities we are offering will set forth the terms of the offering of the securities, including the name or names of any underwriters or agents, the price of the securities and the net proceeds to the Issuer from the sale, any underwriting discounts or other items constituting underwriters’ compensation, and discounts or concessions allowed or re-allowed or paid to dealers and any securities exchange on which the securities may be listed.
     If underwriters are used in the sale, securities will be acquired by the underwriters for their own account and may be resold from time to time by them in one or more transactions, including negotiated transactions at a fixed public offering price or at varying prices determined at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters, or directly by one or more investment banking firms or others, as designated in the applicable prospectus supplement. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase securities will be subject to certain conditions and the underwriters will be obligated to purchase all securities offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.
     Securities may be sold directly by the Issuer or through agents we designate from time to time. Any agent involved in the offer or sale of securities will be named, and any commissions payable by the Issuer to the agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment and will not be acquiring the securities for its own account.
     If so indicated in the prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase securities from the Issuer at the public offering price set forth in the prospectus supplement plus accrued interest, if any, pursuant to delayed delivery contracts providing for payment and delivery on a date or dates stated in the prospectus supplement. If arranged by underwriters, each contract will be entered into on or prior to the date of delivery to the underwriters of the securities to be purchased by them. Each contract will be for an amount not less than, and the aggregate principal amount of securities sold pursuant to contracts shall not be less or more than, the respective amounts stated in the prospectus supplement. Institutions with which contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases these institutions must be approved by us. Contracts will not be subject to any conditions except that:
•	the purchase by an institution of securities covered by its contract will not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which the institution is subject and
•	if the purchase is arranged by underwriters, the sale to underwriters of securities to be purchased by them pursuant to the applicable underwriting agreement will have been completed.
     The underwriters and any other persons will not have any responsibility in respect of the validity or performance of the contracts. The principal amount of securities to be purchased by each underwriter will be reduced by the portion of the securities contracted to be sold pursuant to contracts allocated to the underwriter as provided in the agreement among underwriters relating to those securities.
     Agents and underwriters may be entitled under agreement entered into with the Issuer to indemnification by the Issuer against certain civil liabilities, including liabilities under the United States Securities Act of 1933, or to contribution with respect to payment which the agents or underwriters may be required to make in respect thereof. Agents and underwriters in the ordinary course of business may engage in transactions with or perform services for us.
JURISDICTION, CONSENT TO SERVICE AND ENFORCEABILITY
     Unless otherwise specified in the applicable prospectus supplement, the Issuer and the Guarantor have appointed CT Corporation System, whose address in New York City is 111 Eighth Avenue, New York, New York 10011, as the authorized agent upon whom process may be served in any action based on a fiscal agency agreement, the securities or the Guarantee which may be instituted in any state or federal court in the Borough of Manhattan, The City of New York by the holder of any securities. That appointment shall be irrevocable until all amounts in respect of the principal and interest due and to become due on or in respect of the securities and the Guarantee thereof have been paid, except that if, for any reason, the agent ceases to act as the Issuer’s or the Guarantor’s authorized agent, the Issuer or the Guarantor, as the case may be, will appoint another person in the Borough of Manhattan, The City of New York as its authorized agent. The Issuer and the Guarantor will expressly accept the jurisdiction of any such court in respect of the action. The Issuer and the Guarantor will irrevocably waive to the extent permitted by law any immunity from the jurisdiction of any such court (but not from execution or attachment or process in the nature thereof) to which it might otherwise be entitled in any action based upon the securities or the Guarantee.
     The Issuer and the Guarantor are also subject to suit in competent courts in the State of New South Wales, or any court in the Commonwealth of Australia competent to hear appeals therefrom, and will irrevocably waive any immunity from the jurisdiction of any such court in any action based upon the securities or the Guarantee.
VALIDITY OF SECURITIES AND GUARANTEE
     The validity of the securities and the guarantee will be passed upon for the Issuer and The Crown in Right of New South Wales as to matters of the laws of the State of New South Wales and the Commonwealth of Australia by Mallesons Stephen Jaques, Sydney, Australia, and as to matters of the laws of the State of New York, by Sullivan & Cromwell, Sydney, Australia. The opinions of Mallesons Stephens Jaques and Sullivan & Cromwell will be conditioned upon, and subject to certain assumptions regarding, future action required to be taken by the Issuer and the fiscal agent and paying agent in connection with the issuance and sale of any particular security, the specific terms of securities and other matters which may affect the validity of securities but which cannot be ascertained on the date of the opinions.
EXPERTS AND PUBLIC OFFICIAL DOCUMENTS
     Information included herein which is designated as being taken from a publication of the Government of New South Wales or the Commonwealth of Australia, or an agency or instrumentality of either, is included herein on the authority of the publication as a public official document.
     All statements included in this prospectus, any prospectus supplement and the Form 18-K relating to the Issuer have been reviewed by Stephen Knight, Chief Executive of the Issuer, and are included herein or therein on his authority. All statements included in this prospectus, any prospectus supplement and the Form 18-K relating to The Crown in Right of New South Wales have been reviewed by Michael Schur, Secretary of the Treasury of the State of New South Wales, and are included herein or therein on his authority.
AUTHORIZED AGENT IN THE UNITED STATES
     The authorized agent for the Issuer and The Crown in Right of New South Wales in the United States is Puglisi & Associates, 850 Library Ave., Suite 204, Newark, Delaware 19711.
FURTHER INFORMATION
     If you require further information about us, our business address is:
New South Wales Treasury Corporation
Level 22,
Governor Phillip Tower
1 Farrer Place
Sydney, New South Wales 2000
Australia
Telephone: (612) 9325 9325
     A registration statement relating to the securities and the Guarantee, which is on file with the SEC, contains further information.

PART II
(That required by Items (11), (13) and (14) and a part of that required by Item (3) of Schedule B of the Securities Act of 1933).
I.	There is no provision for substitution of security with regard to the secured debt of New South Wales Treasury Corporation.

II.	New South Wales Treasury Corporation and The Crown in Right of New South Wales hereby agree to furnish a copy of the opinion of Mallesons Stephen Jaques, Sydney, Australia, including a consent thereto, in respect of the legality of the Debt Securities and the Guarantee under the laws of New South Wales and the Commonwealth of Australia, and of Sullivan & Cromwell, Sydney, Australia, including a consent thereto, in respect of the legality of the Debt Securities under New York law.

III.	An itemized statement showing the amount or estimated amounts of expenses of New South Wales Treasury Corporation, other than underwriting discounts and commissions in connection with the offering and sale of a particular issue or series of Debt Securities shall be provided in the post-effective amendment to or with the exhibits to this Registration Statement relating to such issue or series.
UNDERTAKINGS
     The Registrants hereby undertake:
     (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;
     (b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;
     (c) to remove from registration by means of a post-effective amendment any of the Debt Securities being registered which remain unsold at the termination of the offering; and
     (d) that, for purposes of determining any liability under the Securities Act of 1933, each filing of any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONTENTS OF REGISTRATION STATEMENT
This Registration Statement comprises:
(1) The facing sheet.
(2) The Cross-Reference Sheet.
(3) The Prospectus.
(4) Part II, consisting of pages II-1 to II-5.
(5) The following Exhibits:
A—	Form of Underwriting Agreement relating to the offer and sale of Debt Securities (incorporated herein by reference to Exhibit F to the Registrants’ Registration Statement No. 333-161649).

B—	Form of Fiscal Agency Agreement (incorporated herein by reference to Exhibit G to the Registrants’ Registration Statement No. 333-161649).

C—	Opinion of Mallesons Stephen Jaques, Sydney, Australia, in respect of the validity of the validity of the Debt Securities and the Guarantee under the laws of New South Wales and the Commonwealth of Australia.

D—	Opinion of Sullivan & Cromwell in respect of the validity of the Debt Securities under New York law.

E—	Public Authorities (Financial Arrangements) Act 1987 of New South Wales (incorporated herein by reference to Exhibit C to the Registrants’ Registration Statement No. 333-161649).

F—	Treasury Corporation Act 1983 of New South Wales (incorporated herein by reference to Exhibit D to the Registrants’ Registration Statement No. 333-161649).

G—	Crown Proceedings Act 1988 of New South Wales (incorporated herein by reference to Exhibit E to the Registrants’ Registration Statement No. 333-161649).

H—	The following consents:
(1)	Consent of Mr. Stephen Knight, Chief Executive, New South Wales Treasury Corporation (included on page II-3).

(2)	Consent of Mr. Michael Schur, Secretary of the Treasury of the State of New South Wales (included on page II-4).

(3)	Consent of Mallesons Stephen Jaques, Sydney, Australia (included in Exhibit C above).

(4)	Consent of Sullivan & Cromwell (included in Exhibit D above).
I—	Itemized statement of estimated expenses, other than discounts and commissions, in connection with the offering and sale of the Debt Securities.

SIGNATURE
(of the Issuer)
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, a statutory corporation constituted pursuant to the Treasury Corporation Act 1983 of New South Wales under the name of New South Wales Treasury Corporation, has caused this Registration Statement to be signed by the undersigned, thereunto duly authorized, in the City of Sydney, New South Wales, Commonwealth of Australia on the 2nd of October, 2009.

NEW SOUTH WALES TREASURY
CORPORATION

By:	/s/ Mr. Stephen Knight Mr. Stephen Knight*
Chief Executive

*	Consent is hereby given to the use of my name under the heading “Experts and Public Official Documents” in the Prospectus which forms a part of this Registration Statement on Schedule B, in connection with the information specified in the Registration Statement to have been supplied by me and stated on my authority.

SIGNATURE
(of the Guarantor)
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, the Secretary of the Treasury on behalf of The Crown in Right of New South Wales, has caused this Registration Statement to be signed by the undersigned, thereunto duly authorized, in the City of Sydney, New South Wales, Commonwealth of Australia on 2nd of October, 2009.

THE CROWN IN RIGHT OF NEW SOUTH WALES

By:	/s/ Mr. Michael Schur Mr. Michael Schur
Secretary of the Treasury

*	Consent is hereby given to the use of my name under the heading “Experts and Public Official Documents” in the Prospectus which forms a part of this Registration Statement on Schedule B, in connection with the information specified in the Registration Statement to have been supplied by me and stated on my authority.

SIGNATURE OF AUTHORIZED REPRESENTATIVE
Pursuant to the requirements of the Securities Act of 1933, as amended, the Undersigned, the duly authorized representative in the United States of New South Wales Treasury Corporation and The Crown in Right of New South Wales, has duly signed this Registration Statement or amendment thereto in the City of Newark, Delaware on the 2nd of October, 2009.

By:	/s/ Mr. Donald J. Puglisi Puglisi & Associates
By: Mr. Donald J. Puglisi
Title: Managing Director
Authorized Representative

EXHIBIT INDEX
Exhibit
A—	Form of Underwriting Agreement relating to the offer and sale of Debt Securities (incorporated herein by reference to Exhibit F to the Registrants’ Registration Statement No. 333-161649).

B—	Form of Fiscal Agency Agreement (incorporated herein by reference to Exhibit G to the Registrants’ Registration Statement No. 333-161649).

C—	Opinion of Mallesons Stephen Jaques, Sydney, Australia, in respect of the validity of the validity of the Debt Securities and the Guarantee under the laws of New South Wales and the Commonwealth of Australia.

D—	Opinion of Sullivan & Cromwell in respect of the validity of the Debt Securities under New York law.

E—	Public Authorities (Financial Arrangements) Act 1987 of New South Wales (incorporated herein by reference to Exhibit C to the Registrants’ Registration Statement No. 333-161649).

F—	Treasury Corporation Act 1983 of New South Wales (incorporated herein by reference to Exhibit D to the Registrants’ Registration Statement No. 333-161649).

G—	Crown Proceedings Act 1988 of New South Wales (incorporated herein by reference to Exhibit E to the Registrants’ Registration Statement No. 333-161649).

H—	The following consents:
(1)	Consent of Mr. Stephen Knight, Chief Executive, New South Wales Treasury Corporation (included on page II-3).

(2)	Consent of Mr. Michael Schur, Secretary of the Treasury of the State of New South Wales (included on page II-4).

(3)	Consent of Mallesons Stephen Jaques, Sydney, Australia (included in Exhibit C above).

(4)	Consent of Sullivan & Cromwell (included in Exhibit D above).
I—	Itemized statement of estimated expenses, other than discounts and commissions, in connection with the offering and sale of the Debt Securities.